

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 29, 2022

Kristine R. Nario-Eng
Chief Financial Officer
New York Mortgage Trust, Inc.
90 Park Avenue
New York, New York 10016

> **Re: New York Mortgage Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 10-Q for the quarterly period ended June 30, 2022**
> **Filed August 4, 2022**
> **File No. 001-32216**

Dear Kristine R. Nario-Eng:

We have reviewed your September 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2022 letter.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Portfolio Net Interest Margin, page 64

1. We note your response to our comment 1 and your proposed revisions. Please address the following:
   • We note your third paragraph of your proposed disclosure. Specifically, we note your bullet point for yield on average interest earning assets. Please revise this disclosure to address that it excludes all Consolidated SLST assets other than those securities owned by the Company, as you have in your note (3) to the tabular disclosure.

- We note your fourth paragraph of your proposed disclosure. Please enhance your disclosure to further clarify why you have excluded the impact of mortgages payable on real estate and why you only include interest income earned by the Consolidated SLST securities that are actually owned by the Company.

Form 10-Q for the quarterly period end June 30, 2022
Condensed Consolidated Statements of Operations, page 5

2.   We note your response to our comment 3 and your intent to consider disaggregating rental income and other real estate income within non-interest (loss) income and disaggregating interest expense, mortgage payable on real estate, depreciation and amortization, and other real estate expenses within general, administrative and operating expenses. Please tell us what consideration you gave to presenting rental income and other real estate income as separate categories of revenue and presenting interest expense, mortgage payable on real estate, depreciation and amortization, and other real estate expenses as separate categories of costs and expenses applicable to revenues. Reference is made to Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X.

   You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction